October 4, 2024

Daniel Greenspan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Mr. Greenspan:

On May 23, 2023, NEOS ETF Trust (the “Trust” or the “Registrant”), on behalf of one of its series, NEOS Bitcoin High Income ETF (the “Fund”), filed post-effective amendment number 35 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On May 2, 2024, August 23, 2024 and September 25, 2024, you provided comments and follow-up comments, respectively, to the Amendment by phone to Bibb Strench and Daniel Moler.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus and statement of additional information (“SAI”) is attached to aid in your review.

COMMENTS (May 2, 2024)

Prospectus

PRINCIPAL INVESTMENT STRATEGIES

Comment 1. Noting the recently amended Rule 35d-1 (the “Names Rule”), including the fact that the compliance date of the amendments will not be until 2025 and in some cases 2026, please clarify, to the extent practicable, what percent of net assets will be invested in Spot Bitcoin ETPs as compared to its options strategy.

Response. Under normal circumstances, the Fund will invest at least 80% ~~between 50% to 100%~~ of its ~~the Fund’s~~ net assets~~, plus borrowings for investment purposes, will be invested~~ in Spot Bitcoin ETPs through a controlled foreign corporation and/or options on Bitcoin Futures ETFs. For purposes of the fund name policy, the value of such derivative instruments shall be ~~determined on a daily mark to market basis~~ valued at their notional value. Although the fund name policy sets forth the Fund’s minimum exposure to Spot Bitcoin ETPs and/or options on Bitcoin Futures ETFs, the Fund anticipates that up to 100% of its net assets will be invested in Spot Bitcoin ETPs, and the options overlay strategy may be up to 100% of the notional value of the Spot Bitcoin ETPs that are held as collateral for the options.

Comment 2. Please reflect in the prospectus that the Fund is not seeking leveraged returns or inverse returns.

Response. The Registrant has added “Leverage Risk” that includes the requested disclosure:

Leverage Risk. While the Fund does not seek leveraged exposure to the Bitcoin Futures ETF, the Fund seeks to achieve and maintain the exposure to the price of the Bitcoin Futures ETF by using the leverage inherent in options contracts. Therefore, the Fund is subject to leverage risk. When the Fund purchases or sells an instrument or enters into a transaction without investing an amount equal to the full economic exposure of the instrument or transaction, it creates leverage, which can result in the Fund losing more than it originally invested. As a result, these investments may magnify losses to the Fund, and even a small market movement may result in significant losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. Options trading involves a degree of leverage and as a result, a relatively small price movement in futures instruments may result in immediate and substantial losses to the Fund.

Comment 3. Supplementally, discuss whether the Fund anticipates any potential capacity constraints in the Bitcoin Futures ETF and options markets that would limit the potential exposure to Bitcoin futures through the Fund call option strategy and ETFs.

Response. The following disclosure has been added to the Prospectus:

Bitcoin Futures Capacity Risk. If the Bitcoin Futures ETF’s ability to obtain exposure to Bitcoin futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the Bitcoin futures market, a disruption to the Bitcoin futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Bitcoin Futures ETF’s futures commission merchants (“FCMs”), the listing exchanges, or the CFTC, the Bitcoin Futures ETF may not be able to achieve its investment objective and may experience significant losses. Any disruption in the Bitcoin Futures ETF’s ability to obtain exposure to Bitcoin futures contracts will cause the fund’s performance to deviate from the performance of Bitcoin futures contracts, and consequently, Bitcoin. Additionally, the ability of the Bitcoin Futures ETF to obtain exposure to Bitcoin futures contracts is limited by certain tax rules that limit the amount the Bitcoin Futures ETF can invest in its wholly-owned subsidiary as of the end of each tax quarter.

The Registrant has also revised the “Bitcoin Futures ETF Options Risk” to clarify factors that may limit the Fund’s potential exposure to options on the Bitcoin Futures ETF:

Bitcoin Futures ETF Options Risk. There are risks associated with the sale and purchase of options on the Bitcoin Futures ETF. Due to the limited operating history of the trading of Bitcoin Futures ETF options, adverse performance of the Bitcoin Futures ETF options or adverse legislative or regulatory developments regarding Bitcoin options could significantly harm the value of the Fund. If the Fund’s ability to obtain exposure to Bitcoin ETF options contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the Bitcoin options market, limitations imposed by a listing exchange, interruption to the normal operations on an exchange or the facilities of an exchange, the Fund may not be able to achieve its investment objective and may experience significant losses. Any disruption in the Fund’s ability to obtain exposure to options on Bitcoin Futures ETFs may cause the Fund’s performance to deviate from the performance of Bitcoin. Bitcoin option transaction risks are subject to the risks of investment in Bitcoin (see “Bitcoin Risk”) and options risk (see “Options Risk”).

Comment 4. Provide an overview of the operation and principal investment strategy of Bitcoin Futures ETF in which the Fund will invest including how it will maintain disclosure to Bitcoin, and, if applicable, how it will roll options positions.

Response. The Registrant has added the following disclosure in the statutory prospectus:

Additional Information About the Bitcoin Futures ETF
The Bitcoin Futures ETF seeks to provide investment results that correspond to the performance of Bitcoin and seeks to achieve this objective through investments in Bitcoin futures contracts. The Bitcoin Futures ETF does not invest directly in Bitcoin. The Bitcoin futures contracts held by the Bitcoin Futures ETF are standardized, cash-settled Bitcoin futures contracts traded on commodity exchanges registered with the CFTC. While the Bitcoin Futures ETF seeks to invest in cash-settled, front-month bitcoin futures, it may also invest in back-month, cash-settled Bitcoin futures contracts. Front-month Bitcoin futures contracts are those contracts with the shortest time to maturity. Back-month Bitcoin futures contracts are those with longer times to maturity. In order to maintain its exposure to Bitcoin futures contracts, the Bitcoin Futures ETF must sell its futures contracts as they near expiration and replace them with new futures contracts with a later expiration date. This is often referred to as “rolling” a futures contract. Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” When rolling futures contracts that are in contango, the Bitcoin Futures ETF will sell the expiring contract at a relatively lower price and buy a longer-dated contract at a relatively higher price. Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in backwardation, the Bitcoin Futures ETF will sell the expiring contract at a relatively higher price and buy a longer-dated contract at a relatively lower price.

The Bitcoin Futures ETF may also invest in money market instruments and U.S. government to provide liquidity, serve as margin or collateralize the Bitcoin Future ETF’s investments in Bitcoin futures contracts. Due to the high margin requirements that are unique to Bitcoin futures contracts and certain tests that must be met in order to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), the Bitcoin Futures ETF may also utilize reverse repurchase agreements during certain times of the year to help maintain the desired level of exposure to Bitcoin futures contracts.

The Bitcoin Futures ETF gains exposure to Bitcoin by investing in bitcoin futures contracts through a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands. Because the Bitcoin Futures ETF intends to qualify for treatment as a RIC under Subchapter M of the Code, the Bitcoin Futures ETF invests no more than 25% of its total assets in the subsidiary at each quarter end of the fund’s tax year.

Comment 5. State that the Bitcoin Futures ETFs in which the Fund invests will invest in standardized cash settled Bitcoin contracts that are only traded on commodities exchanges registered with the CFTC (e.g., the CME).

Response. Please see the revised disclosure in response to Comment #4.

Comment 6. Please describe Bitcoin and Bitcoin blockchain and the relationship of bitcoin to the Bitcoin blockchain.

Response. The Registrant has added the following disclosure in the statutory prospectus:

Additional Information on Bitcoin
Bitcoin is a digital asset~~, commonly referred to as a “cryptocurrency”~~ that is created and transmitted through the operations of the Bitcoin Network. The ownership of Bitcoin is determined by participants in the Bitcoin network. The Bitcoin network connects computers that run publicly accessible, or “open source,” software that follows the rules and procedures governing the Bitcoin network. This is commonly referred to as the Bitcoin Protocol. Bitcoin, the asset, plays a key role in the operation of the Bitcoin network, as the computers (or “miners”) that process transactions on the network and maintain the network’s security are compensated through the issuance of new Bitcoin and through transaction fees paid by users in Bitcoin.
No single entity owns or operates the Bitcoin network. Bitcoin is not issued by any government, by banks or similar organizations. The infrastructure of the Bitcoin network is collectively maintained by a decentralized user base. The Bitcoin network is accessed through software, and software governs the creation, movement, and ownership of “Bitcoin,” the unit of account on the Bitcoin network ledger. The value of Bitcoin is determined, in part, by the supply of, and demand for, Bitcoin in the global markets for trading Bitcoin, market expectations for the adoption of Bitcoin as a decentralized store of value, the number of merchants and/or institutions that accept Bitcoin as a form of payment and the volume of private end-user-to-end-user transactions.
Bitcoin transaction and ownership records are reflected on the “Bitcoin blockchain,” which is a digital public record or ledger. Copies of this ledger are stored in a decentralized manner on the computers of each Bitcoin network node (a node is any user who maintains on their computer a full copy of all the Bitcoin transaction records, the blockchain, as well as related software). Transaction data is permanently recorded in files called “blocks,” which reflect transactions that have been recorded and authenticated by Bitcoin network participants. The Bitcoin network software source code includes protocols that govern the creation of new Bitcoin and the cryptographic system that secures and verifies bitcoin transactions. ~~The Bitcoin Network facilitates the exchange of Bitcoin, which is recorded on a public transaction ledger known as a Blockchain. The Bitcoin Network connects computers that run publicly accessible open-source software that follows the rules governing the Bitcoin Network. This is commonly referred to as the “Bitcoin Protocol.” The value of Bitcoin is not backed by any government, corporation, or other entity. Rather, its value is determined by the supply and demand in markets created to facilitate trading of Bitcoin. Ownership records and transaction records for Bitcoin are protected through public-key cryptography. The supply of Bitcoin is determined by the Bitcoin Protocol. No single entity owns or operates the Bitcoin Network. The Bitcoin Network is collectively maintained by (1) a decentralized group of participants running software that results in the recording and validation of transactions (this group is commonly referred to as “miners”), (2) software developers who propose improvements to the Bitcoin Protocol and related software and (3) users who choose which version of the Bitcoin software to run. Occasionally, developers suggest changes to the Bitcoin software. To the extent that a significant majority of the users and miners on the Bitcoin Network install such software upgrade(s), the Bitcoin Network would be subject to new protocols and software that may adversely affect an investment in the Fund.~~

Additionally, the Registrant has amended “Bitcoin Risk” as shown in response to Comment 20 to further describe these relationships.

Comment 7. Provide an overview of the operations of Bitcoin spot ETPs in which the Fund will invest.

Response. The Registrant has added the following disclosure to the statutory prospectus:

Additional Information on Spot Bitcoin ETPs
Spot Bitcoin ETPs are funds whose shares are registered under the Securities Act of 1933, as amended, that purchase and own Bitcoin, and issue shares representing a fractional undivided beneficial interest in the net assets of the ETP. Spot Bitcoin ETPs are intended to constitute a means of making an investment in Bitcoin that is simpler than investing in Bitcoin by acquiring, holding and trading Bitcoin directly on a peer-to-peer or other basis or via a digital asset platform. The Spot Bitcoin ETPs were designed to remove the obstacles represented by the complexities and operational burdens involved in a direct investment in bitcoin, while at the same time having an intrinsic value that reflects, at any given time, the investment exposure to the bitcoin owned by the Spot Bitcoin ETP at such time, less its expenses and liabilities.
Some Bitcoin ETPs seek to track the performance of bitcoin, as measured by the performance of an underlying reference rate (the “Reference Rate”), adjusted for the ETP’s expenses and other liabilities. Although the Reference Rate may differ depending on the particular ETP, it is generally constructed using Bitcoin price feeds from eligible Bitcoin spot markets and a particular pricing methodology (e.g., volume-weighted median price methodology), and calculated at specified time increments. The Reference Rate is designed to reflect the performance of bitcoin in U.S. dollars. A Spot Bitcoin ETP holds Bitcoin and values its shares daily based on the same methodology used to calculate the Reference Rate.
The Spot Bitcoin ETPs are not registered investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”) and are not required to register under the 1940 Act. While an investment in a Spot Bitcoin ETP is not the exact equivalent of a direct investment in Bitcoin, it provides investors with an alternative method of achieving investment exposure to Bitcoin through the securities market, which may be more familiar to investors. Spot Bitcoin ETPs are passive investment vehicles that do not seek to generate returns beyond tracking the price of Bitcoin, meaning that a Spot Bitcoin ETP does not speculatively sell Bitcoin at times when its price is high or speculatively acquire bitcoin at low prices in the expectation of future price increases. Additionally, the Spot Bitcoin ETPs will not utilize leverage, derivatives or any similar arrangements in seeking to meet their investment objective.
A Spot Bitcoin ETP’s Bitcoin is held by a custodian except that certain Spot Bitcoin ETPs may maintain some Bitcoin in a trading account with a prime execution agent. The custodian maintains all of the private keys associated with a Spot Bitcoin ETP’s Bitcoin and uses safeguarding methods, such as storing the keys offline using computers or devices that are not connected to the Internet, which is intended to make them more resistant to hacking. If a Spot Bitcoin ETP has Bitcoin and cash held by a prime execution agent, that Bitcoin and cash is to be used in connection with creations and redemptions, the sale of Bitcoin to pay fees and expenses not assumed by the ETP’s sponsor, extraordinary circumstances, and/or in connection with the liquidation of the ETP’s Bitcoin.

Comment 8. Please explain how this is a covered call strategy and revise the disclosure accordingly. Also disclose whether the options will be cash settled.

Response. The Registrant has revised the disclosure to clarify that the Fund’s strategy is a call options strategy, rather than a covered call strategy. Additionally, the Registrant notes that the options will not be cash settled and has clarified in the revised strategy disclosure that the writer (seller) of the option is obligated to sell the asset to the counterparty if the option is exercised.

Comment 9. In lieu to referencing bitcoin as a digital or virtual currency, please consider referring to bitcoin as a digital asset or crypto asset.

Response. The Registrant has revised the prospectus and SAI to no longer refer to bitcoin as a digital currency or virtual currency.

Comment 10. Given the use of options on Bitcoin Futures ETFs as part of the Fund’s investment strategy, please clarify that the Fund’s ability to take part in upside appreciation is limited to the strike price.

Response. Yes, the Fund will be in a position to take part in any upside appreciation of a given position but such upside appreciation will be limited to the option’s strike price. The Fund may be able to take part in upside appreciation until the out of the money call strike is reached. Any additional upside participation will only be in the portion of the portfolio that is not covered by short calls.

The Registrant has added the following disclosure to the Fund’s strategy:

The Fund’s writing (selling) of call options on the Bitcoin Futures ETF will limit the Fund’s ability to participate in increases in value of bitcoin beyond a certain point. If the share price of the Bitcoin Futures ETF increases, the Fund’s exposure to Spot Bitcoin ETPs would allow the Fund to experience similar percentage gains. However, if the Bitcoin Future ETF’s share price appreciates in value beyond the strike price of one or more of the call option contracts that the Fund has sold to generate income, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s exposure to bitcoin. As a result, the Fund’s overall strategy (i.e., the combination of the long exposure to bitcoin through the Spot Bitcoin ETPs and the call options sold on the Bitcoin Futures ETF) will limit the Fund’s participation in gains of bitcoin beyond a certain point. This strategy effectively converts a portion of the potential upside of the Spot Bitcoin ETPs into current income. It is expected that the call options written by the Fund will generally have expirations of approximately one month and will be held to or close to expiration. The options that are not held to expiration will be replaced by similar options that have a later expiration.

Comment 11. With respect to this sentence: “The Fund will achieve high monthly income objective by investing in…”, consider revising the sentence to replace the phrase “will achieve” with “seeks to achieve.”

Response. The Registrant has revised the disclosure as requested.

Comment 12. Please disclose that Spot Bitcoin ETPs are not registered as investment companies under the 1940 Act and briefly describe the implications of that. Similarly, if there are Bitcoin Futures ETFs that are being contemplated that also are not registered under the 1940 Act, please clarify that in the disclosure or disclose that the Fund only invests in registered Bitcoin Futures ETFs.

Response. The Registrant has added the following disclosure under “Spot Bitcoin ETPs”:

Spot Bitcoin ETPs are not registered, nor are they required to register, as investment companies subject to the 1940 Act. Accordingly, investors in Spot Bitcoin ETPs do not have the protections expressly provided by that statute, including: provisions preventing Spot Bitcoin ETP insiders from managing a Spot Bitcoin ETP to their benefit and to the detriment of shareholders; provisions preventing a Spot Bitcoin ETP from issuing securities having inequitable or discriminatory provisions; provisions preventing management by irresponsible persons; provisions preventing the use of unsound or misleading methods of computing Spot Bitcoin ETP earnings and asset value; provisions prohibiting suspension of redemptions (except under limited circumstances); provisions limiting fund leverage; provisions imposing a fiduciary duty on fund managers with respect to receipt of compensation for services; and provisions preventing changes in a Spot Bitcoin ETP’s character without the consent of shareholders. Because the Fund invests in one or more Spot Bitcoin ETPs indirectly through the Subsidiary, the Fund’s investments are expected to be subject to loss as a result of these risks.

The Registrant has amended the disclosure under “Options on Bitcoin Futures ETF” as follows:

At the time of this prospectus, there is only one Bitcoin Futures ETF that is registered with the SEC under the 1940 Act. The Bitcoin Futures ETF, which has a very limited operating history, seeks to provide investment results that correspond to the performance of Bitcoin through investments in Bitcoin futures contracts. Unlike the Bitcoin Spot ETPs, the Bitcoin Futures ETFs do not invest directly in Bitcoin. To the extent additional Bitcoin Futures ETFs are offered in the future, the Fund will only trade options Bitcoin Futures ETFs that are registered with the SEC under the 1940 Act.

Comment 13. Please disclose whether the Fund, in addition to writing options on the Bitcoin Futures ETF, will directly hold shares of Bitcoin Futures ETFs.

Response. The Fund will only hold shares of the Bitcoin Futures ETF in limited circumstances. The Fund will need to buy shares of the Bitcoin Futures ETF if the short Bitcoin Futures ETF call options are exercised by the holder and called away. Shares of the Bitcoin Futures ETF would be purchased to deliver the exercised portion of the call options.

Comment 14. With respect to the call options strategy, please describe how the Fund supports this strategy including, for example, the extent to which the Fund holds cash and/or sufficient liquid assets to facilitate engaging in such strategy.

Response. The Spot Bitcoin ETPs will be used as collateral for the call options on the Bitcoin Futures ETF call options. The Registrant has added the following disclosure under the subsection titled Spot Bitcoin ETPs: “The Spot Bitcoin ETPs will also be used as collateral for the Fund’s options positions.”

The Registrant has further added the following risk disclosure given that the Fund may roll the call options on a monthly basis.

Rolling Options Contract Risk. The Fund’s investments in options are subject to risks related to rolling. Rolling occurs when the Fund closes out of an options contract as it nears its expiration and replaces it with a contract that has a later expiration. The Fund does not intend to hold options through expiration, but instead intends to “roll” its positions. When the market for these options is such that the prices are higher in the more distant delivery months than in the nearer delivery months, the sale during the course of the “rolling process” of the more nearby contract would take place at a price that is lower than the price of the more distant contract. This pattern of higher option prices for longer expiration contracts is often referred to as “contango.” Alternatively, when the market for options contracts is such that the prices are higher in the nearer months than in the more distant months, the sale during the course of the “rolling process” of the more nearby contract would take place at a price that is higher than the price of the more distant contract. This pattern of higher options prices for shorter expiration options contracts is referred to as “backwardation.” Extended periods of contango or backwardation have occurred in the past and can in the future cause significant losses for the Fund.

Comment 15. “The Bitcoin ETPs and options on the Bitcoin Futures ETF will be traded and cleared on U.S. exchanges.” Please specify that these are US regulated exchanges.

Response. The Registrant has revised “U.S. exchanges” to “U.S. regulated exchanges” throughout the Amendment.

Comment 16. Will there be times when the Fund is not invested in shares of bitcoin ETPs or options on bitcoin ETFs?

Response. The Adviser does not expect to cause the Fund to take temporary defensive postures or reduce or eliminate its exposure to Bitcoin via its investments in the Spot Bitcoin ETPs when it anticipates a decline in the price of Bitcoin. The Adviser while actively managing the Fund may reduce or eliminate the Fund’s exposure to Bitcoin if there are disruptions in the trading in shares of the Spot Bitcoin ETPs and/or futures markets that in its judgement may make imprudent to trade in such markets.

Accordingly, the "Temporary Defensive Investments" disclosure has been removed from the prospectus.

Comment 17. The concept of the Fund engaging in active and frequent trading is repeated twice. Please consider consolidating.

Response. The Registrant has revised the disclosure as follows:

The Fund may engage in active and frequent trading of portfolio securities in implementing its principal investment strategies, resulting in high portfolio turnover. The Fund is considered to be non-diversified. ~~Additionally, the Fund’s investment strategies may involve active and frequent trading resulting in high portfolio turnover.~~

Comment 18. Supplementally, please confirm if the Fund plans to borrow for investment purposes.

Response. The Registrant confirms that the Fund will not borrow for investment purposes and has removed any disclosure from the prospectus stating that the Fund will borrow for investment purposes. As noted in the response to Comment 2, the Fund does seek to achieve and maintain the exposure to the price of the Bitcoin Futures ETF by using the leverage inherent in options contracts.

Comment 19. “Under normal circumstances…will be invested in Spot Bitcoin ETPs or options on the Bitcoin Futures ETFs.” Please consider whether this should be “and/or” instead of “or.”

Response. Please see the revised disclosure in the response to Comment 1.

Risk Factors

Comment 20. Please include risks corresponding with Bitcoin ETFs given significant exposure through the options. Also, disclose risk factors about the bitcoin futures market generally, and any factors impacting supply and demand or liquidity or bitcoin futures.

Response. The Registrant has added the following risk disclosure in the summary and statutory prospectuses:

Bitcoin Futures ETF Risks. The Bitcoin Futures ETF does not invest directly in bitcoin. Accordingly, the performance of the Bitcoin Futures ETF should not be expected to match the performance of bitcoin. The Fund will have significant exposure to the Bitcoin Futures ETF through its options positions that utilize the Bitcoin Futures ETF as the reference asset. Accordingly, the Fund will subject to the risks of the Bitcoin Futures ETF, set forth below. In addition to these risks, the Bitcoin Futures ETF is also subject to the following risks to which the Fund is also subject, which are described within the section entitled “Principal Risks”: Bitcoin Risk, Active Management Risk, Concentration Risk, Cybersecurity Risk, Derivatives Risk, Exchange Traded Funds Risk, Leverage Risk, Market and Geopolitical Risk, Non-Diversification Risk, Operational Risk, Tax Risk, and Valuation Risk.
Bitcoin Futures Risk. The market for bitcoin futures contracts may be less developed, and potentially less liquid and more volatile, than more established futures markets. While the market has grown substantially since bitcoin futures contracts commenced trading, there can be no assurance that this growth will continue. The price for bitcoin futures contracts is based on a number of factors, including the supply of and the demand for bitcoin futures contracts. Market conditions and expectations, position limits, accountability levels, collateral requirements, availability of counterparties, and other factors each can impact the supply of and demand for bitcoin futures contracts. Additionally, due to the high margin requirements that are unique to bitcoin futures contracts, the Bitcoin Futures ETF may experience difficulty maintaining the desired level of exposure to bitcoin futures contracts. If the Bitcoin Futures ETF is unable to achieve such exposure it may not be able to meet its investment objective and the Bitcoin Futures ETF’s returns may be different or lower than expected. Additionally, collateral requirements may require the Bitcoin Futures ETF to liquidate its positions, potentially incurring losses and expenses, when it otherwise would not do so. Investing in derivatives like bitcoin futures contracts may be considered aggressive and may expose the Bitcoin Futures ETF to significant risks. These risks include counterparty risk and liquidity risk.

Bitcoin Futures Capacity Risk. If the Bitcoin Futures ETF’s ability to obtain exposure to bitcoin futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Bitcoin Futures ETF’s futures commission merchants (“FCMs”), the listing exchanges, or the CFTC, the Bitcoin Futures ETF may not be able to achieve its investment objective and may experience significant losses. Any disruption in the Bitcoin Futures ETF’s ability to obtain exposure to bitcoin futures contracts will cause the fund’s performance to deviate from the performance of bitcoin futures contracts, and consequently, bitcoin. Additionally, the ability of the Bitcoin Futures ETF to obtain exposure to bitcoin futures contracts is limited by certain tax rules that limit the amount the Bitcoin Futures ETF can invest in its wholly-owned subsidiary as of the end of each tax quarter.
Blockchain Technology Risk. Blockchain technology, which underpins Bitcoin and other digital assets, is relatively new, and many of its applications are untested. The adoption of blockchain and the development of competing platforms or technologies could affect its usage. Investments in companies or vehicles that utilize blockchain technology are subject to market volatility and may experience lower trading volumes compared to more established industries. Additionally, regulatory changes, internet disruptions, cybersecurity incidents, and intellectual property disputes could further affect the adoption and functionality of blockchain technology.

Cost of Futures Investment Risk. When a bitcoin futures contract is nearing expiration, the Bitcoin Futures ETF will “roll” the futures contract, which means it will generally sell the bitcoin futures contract and use the proceeds to buy a bitcoin futures contract with a later expiration date. When rolling futures contracts that are in contango, the Bitcoin Futures ETF would sell a lower priced, expiring contract and purchase a higher priced, longer-dated contract. The price difference between the expiring contract and longer-dated contract associated with rolling futures contracts is typically substantially higher than the price difference associated with rolling other futures contracts. Bitcoin futures contracts have historically experienced extended periods of contango. Contango in the bitcoin futures contracts market may have a significant adverse impact on the performance of the Bitcoin Futures ETF and may cause bitcoin futures contracts, and the Bitcoin Futures ETF, to underperform the current price of bitcoin. Both contango and backwardation would reduce the Bitcoin Futures ETF’s correlation to the current price of bitcoin and may limit or prevent the Bitcoin Futures ETF from achieving its investment objective.

Clearing Broker Risk. The Bitcoin Future ETF’s investments in exchange-traded futures contracts expose it to the risks of a clearing broker (or an FCM). Under current regulations, a clearing broker or FCM maintains customers’ assets in a bulk segregated account. There is a risk that the assets of the Bitcoin Futures ETF deposited with the clearing broker to serve as margin may be used to satisfy the broker’s own obligations or the losses of the broker’s other clients. In the event of default, the Bitcoin Futures ETF could experience lengthy delays in recovering some or all of its assets and may not see any recovery at all. Furthermore, the Bitcoin Futures ETF is subject to the risk that no FCM is willing or able to clear the Fund’s transactions or maintain the Bitcoin Futures ETF’s assets. If the Bitcoin Futures ETF’s FCMs are unable or unwilling to clear the Bitcoin Futures ETF’s transactions, or if the FCM refuses to maintain the Bitcoin Futures ETF’s assets, the Bitcoin Futures ETF will be unable have its orders for bitcoin futures contracts fulfilled or assets custodied. In such a circumstance, the performance of the Bitcoin Futures ETF will likely deviate from the performance of bitcoin and may result in the proportion of bitcoin futures contracts in the Bitcoin Futures ETF’s portfolio relative to the total assets of the Bitcoin Futures ETF to decrease.

Commodity Regulatory Risk. The Bitcoin Futures ETF’s use of commodities futures subject to regulation by the CFTC has caused the Bitcoin Futures ETF to be classified as a “commodity pool” and this designation requires that the Bitcoin Futures ETF comply with CFTC rules, which may impose additional regulatory requirements and compliance obligations. The Bitcoin Futures ETF’s investment decisions may need to be modified, and commodity contract positions held by the Bitcoin Futures ETF may have to be liquidated at disadvantageous times or prices, to avoid exceeding any applicable position limits established by the CFTC, potentially subjecting the Bitcoin Futures ETF to substantial losses. The regulation of commodity transactions in the United States is subject to ongoing modification by government, self-regulatory and judicial action. The effect of any future regulatory change with respect to any aspect of the Bitcoin Futures ETF is impossible to predict, but could be substantial and adverse to the Bitcoin Futures ETF.

Digital Asset Industry Risk. The digital asset industry is a new, speculative, and still-developing industry that faces many risks. In this emerging environment, events that are not directly related to the security or utility of the Bitcoin blockchain can nonetheless precipitate a significant decline in the price of bitcoin. For instance, in May 2022, the collapse of the algorithmic stablecoin TerraUSD and its paired crypto asset LUNA destroyed an estimated $60 billion in value in the crypto ecosystem. Although TerraUSD and LUNA operated on their own blockchain (the “Terra” blockchain), the events nonetheless contributed to a sharp decline in the price of bitcoin, which fell 16% from May 1, 2022 to May 31, 2022. As another example, in November 2022, FTX Trading Ltd. – an offshore digital asset trading venue specializing in crypto derivatives – collapsed and filed for bankruptcy. While a small fraction of total global trading volume in bitcoin and related derivatives took place on FTX-related venues, the company’s collapse nonetheless contributed to a significant decline in the price of bitcoin, which fell 16% in November 2022. Additional instability, failures, bankruptcies or other negative events in the digital asset industry, including events that are not necessarily related to the security or utility of the Bitcoin blockchain, could similarly negatively impact the price of bitcoin, and thereby the bitcoin futures contracts held by the Bitcoin Futures ETF.

Digital Asset Regulatory Risk. Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin futures contracts or the Bitcoin Futures ETF’s shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoin, mining activity, digital wallets, the provision of services related to trading and custodying digital assets, the operation of the Bitcoin network, or the digital asset markets generally. Such occurrences could also impair the Bitcoin Futures ETF’s ability to meet its investment objective pursuant to its investment strategy.

Futures Contracts Risk. Risks of futures contracts include: (i) an imperfect correlation between the value of the futures contract and the underlying asset; (ii) possible lack of a liquid secondary market; (iii) the inability to close a futures contract when desired; (iv) losses caused by unanticipated market movements, which may be unlimited; (v) an obligation for the Bitcoin Futures ETF to make daily cash payments to maintain its required margin, particularly at times when the Bitcoin Futures ETF may have insufficient cash; and (vi) unfavorable execution prices from rapid selling. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for settlement in cash based on the reference asset. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” If the market for these contracts is in “contango,” meaning that the prices of futures contracts in the nearer months are lower than the price of contracts in the distant months, the sale of the near-term month contract would be at a lower price than the longer-term contract, resulting in a cost to “roll” the futures contract. The actual realization of a potential roll cost will be dependent upon the difference in price of the near and distant contract. The costs associated with rolling bitcoin futures contracts may have a significant adverse impact on the performance of the Bitcoin Futures ETF.

Market and Volatility Risk.The prices of bitcoin and bitcoin futures contracts have historically been highly volatile. The value of bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these assets generally may not be based on fundamental analysis. The value of the Bitcoin Future ETF’s investments in bitcoin futures contracts – and therefore the value of an investment in the Bitcoin Futures ETF – could decline significantly and without warning, including to zero.

Reverse Repurchase Agreements Risk. Reverse repurchase agreements involve both counterparty risk and the risk that the value of securities that the Bitcoin Futures ETF is obligated to repurchase under the agreement may decline below the repurchase price. Reverse repurchase agreements involve leverage risk; the Bitcoin Futures ETF may lose money as a result of declines in the values both of the security subject to the reverse repurchase agreement and the instruments in which the Bitcoin Futures ETF invested the proceeds of the reverse repurchase agreement.

Trading Halt Risk. Trading in shares of the Bitcoin Futures ETF on U.S. securities exchanges may be halted due to market conditions or for reasons that, in the view of an exchange, make trading in shares of the Bitcoin Futures ETF inadvisable. In addition, trading of shares of the Bitcoin Futures ETF on securities exchanges is subject to trading halts caused by extraordinary market volatility pursuant to an exchange’s “circuit breaker” rules. Shares of the Bitcoin Futures ETF may be at a higher risk of a trading halt due to the volatility of bitcoin. In the event that shares of the Bitcoin Futures ETF are subject to a trading halt, the Fund’s ability to pursue its principal investment strategy may be impaired and the Fund may be negatively affected.

Subsidiary Investment Risk. Changes in the laws of the United States and/or the Cayman Islands, under which the Bitcoin Futures ETF and its wholly-owned Cayman subsidiary are organized, respectively, could result in the inability of the Bitcoin Futures ETF to operate as intended and could negatively affect the Bitcoin Futures ETF and its shareholders (such as the Fund). The Bitcoin Futures ETF’s Cayman subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act.

Comment 21. Under Bitcoin Risk, disclose that the fact that the value of bitcoin is dependent on speculation and not fundamental analysis.

Response. The Registrant has revised the first paragraph of Bitcoin Risk as follows:

Bitcoin Risk. The value of the Fund’s investment in Spot Bitcoin ETPs and options on Bitcoin ET~~P~~Fs is subject to fluctuations in the value of Bitcoin. ~~Investors in the Fund should be willing to accept a high degree of volatility in the price of the Fund’s shares and the possibility of significant losses. The value of Bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these assets generally may not be based on fundamental analysis. The value of Bitcoin is determined by the supply of and demand for Bitcoin in the global market for the trading of Bitcoin, which consists of transactions on electronic bitcoin trading platforms (“Bitcoin Platforms”). Pricing on Bitcoin Platforms and other venues can be volatile and can adversely affect the value of Bitcoin ETPs and options on Bitcoin ETPs. The price of Bitcoin may be affected generally by a wide variety of complex and difficult to predict factors such as supply and demand; rewards and transaction fees for the recording of transactions on the blockchain; availability and access to virtual currency service providers (such as payment processors), trading platforms, miners or other bitcoin users and market participants; perceived or actual Bitcoin Network (as defined below) or bitcoin security vulnerability; inflation levels; fiscal policy; interest rates; and political, natural and economic events.~~ Bitcoin is a relatively new innovation and the market for bitcoin is subject to rapid price swings, changes and uncertainty. The further development of the Bitcoin network and the acceptance and use of bitcoin are subject to a variety of factors that are difficult to evaluate. The value of bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these assets generally may not be based on fundamental analysis. The slowing, stopping or reversing of the development of the Bitcoin network or the acceptance of bitcoin may adversely affect the price of bitcoin. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact the digital asset trading venues on which bitcoin trades. The Bitcoin blockchain may contain flaws that can be exploited by hackers. A significant portion of bitcoin is held by a small number of holders sometimes referred to as “whales.” Transactions of these holders may influence the price of bitcoin.

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and the digital asset trading venues on which it trades are largely unregulated and highly fragmented and digital asset trading venues may be operating out of compliance with regulations. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote bitcoin in a way that artificially increases the price of bitcoin). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. Legal or regulatory changes may negatively impact the operation of the Bitcoin network or restrict the use of bitcoin. The Bitcoin Futures ETFs and Spot Bitcoin ETPs may also be negatively impacted by regulatory enforcement actions against the digital asset trading venues upon which bitcoin trades. Such actions could significantly reduce the number of venues upon which bitcoin trades and could negatively impact the bitcoin futures contracts held by the Bitcoin Futures ETF that reference the price of bitcoin or the bitcoin held by the Spot Bitcoin ETPs. In addition, digital asset trading venues, bitcoin miners, and other participants may have significant exposure to other digital assets. Instability in the price, availability or legal or regulatory status of those instruments may adversely impact the operation of the digital asset trading venues and the Bitcoin network. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, bitcoin futures contracts, and shares of the Bitcoin Futures ETF and Spot Bitcoin ETPs. Such occurrences could also impair the Bitcoin Futures ETF’s and Spot Bitcoin ETPs’ ability to meet their investment objective pursuant to their respective investment strategy.

The Bitcoin network is maintained and secured by a group of validators who “mine” bitcoin, which involves contributing computer power to the network to validate transactions, maintain security and finalize settlement. The Bitcoin blockchain relies on a consensus mechanism whereby miners agree on the accurate state of the database. If a malicious actor (or group of actors) were to gain control of more than 50% the mining (or “hash”) power in the network, even temporarily, they would have the ability to block new transactions from being confirmed and could, over time, reverse or reorder prior transactions. Although it may be challenging for a malicious actor (or group of actors) to gain control of 50% of the mining (or “hash”) power in the Bitcoin blockchain, such an attack would significantly impact the value of bitcoin, and thereby of the bitcoin futures contracts held by the Bitcoin Futures ETF and the bitcoin held by the Spot Bitcoin ETPs.

A blockchain is a public database that is updated, shared and maintained across many computers in a network. The software that powers a blockchain is known as its protocol. Like all software, these protocols may update or change from time-to-time. In the case of the Bitcoin protocol, updates are made based on proposals submitted by developers, but only if a majority of the users and miners adopt the new proposals and update their individual copies of the protocol. Certain upgrade proposals to a blockchain may not be accepted by all the participants in an ecosystem. If one significant group adopts a proposed upgrade and another does not – or if groups adopt different upgrades – this can result in a “fork” of the blockchain, wherein two distinct sets of users and validators or users and miners run two different versions of a protocol. If the versions are sufficiently different such that the two versions of the protocol cannot simultaneously maintain and update a shared record of the blockchain database, it is called a “hard fork.” A hard fork can result in the creation of two competing blockchains, each with its own native crypto assets. For instance, on August 1, 2017, two factions in the Bitcoin community could not agree on whether or not to adopt an upgrade to the Bitcoin protocol related to how to scale throughput on the blockchain. The disagreement created a fork, with the smaller group taking the name “Bitcoin Cash” and running its own blockchain and related native crypto asset. The larger group retained the name Bitcoin for its blockchain and held bitcoin as the native crypto asset. Additional forks of the Bitcoin blockchain are possible. A large-scale fork could introduce risk, uncertainty, or confusion into the Bitcoin blockchain, or could fraction the value of the main blockchain and its native crypto asset, which could significantly impact the value of bitcoin, and thereby of the bitcoin futures contracts held by the Bitcoin Futures ETF. Additionally, a hack of the Bitcoin blockchain or one or more projects that interact with or that are built on top of the Bitcoin blockchain could negatively impact the price of bitcoin, whether it leads to another hard fork or not, and thereby the value of the bitcoin held by the Spot Bitcoin ETPs and bitcoin futures contracts held by the Bitcoin Futures ETF.

The Bitcoin blockchain and its native crypto asset, bitcoin, face numerous challenges to gaining widespread adoption as an alternative payments system, including the slowness of transaction processing and finality, variability in transaction fees and volatility in bitcoin’s price. It is not clear that the Bitcoin blockchain or bitcoin can overcome these and other impediments, which could harm the long-term adoption of the Bitcoin blockchain and bitcoin as an alternative payment system, and thereby negatively impact the price of bitcoin. In addition, alternative public blockchains have been developed and may in the future develop that compete with the Bitcoin blockchain and may have significant advantages as alternative payment systems, including higher throughput, lower fees, faster settlement and finalization, and the ability to facilitate untraceable and/or privacy-shielded transactions through the use of zero-knowledge cryptography or other means. It is possible that these alternative public blockchains and their native crypto assets may be more successful than the Bitcoin blockchain and bitcoin in gaining adoption as an alternative payments system, which could limit the long-term adoption of the Bitcoin blockchain and bitcoin, thereby negatively impact the price of bitcoin. Such alternative public blockchains, such as the Ethereum network, allow users to write and implement smart contracts—that is, general-purpose code that executes on every computer in the network and can instruct the transmission of information and value based on a sophisticated set of logical conditions. Using smart contracts, users can create markets, store registries of debts or promises, represent the ownership of property, move funds in accordance with conditional instructions and create other digital assets. Furthermore, traditional payment systems may improve their own technical capabilities and offer faster settlement times, faster finalization and lower fees. This could make it more difficult for the Bitcoin blockchain and bitcoin to gain traction as an alternative payments system, which could limit the long-term adoption of the Bitcoin blockchain and bitcoin, and thereby negatively impact the price of bitcoin. Finally, one means by which the ecosystem surrounding the Bitcoin blockchain has attempted to mitigate concerns about the slowness of transaction processing and finality and the variability of transaction fees has been through the development of so-called Layer 2 networks, including the “Lightning Network.” Layer 2 networks are separate blockchains built on top of “Layer 1” blockchains like the Bitcoin blockchain for the purpose of augmenting the throughput of the Layer 1 blockchain, and often, providing lower fees for transaction processing and faster settlement. Layer 2 blockchains introduce certain risks into the Bitcoin ecosystem that should be considered. For instance, Layer 2 blockchains are a relatively new and still developing technology. Technological issues – including hacks, bugs, or failures – could introduce risk or harm confidence in the Bitcoin ecosystem, which could negatively impact the price of bitcoin. In addition, users may choose to settle an increasing share of transactions on Layer 2 blockchains, which could negatively impact the transaction activity on, and the amount of fee revenue generated by, the Bitcoin blockchain itself, which could negatively impact the price of bitcoin. If these or other developments negatively impact the price of bitcoin, this would negatively impact the value of the bitcoin futures contracts held by the Bitcoin Futures ETF.

Comment 22. Please discuss the risks associated with investing in bitcoin that are impacted by blockchain and crypto industry generally. Discuss exposure to instability in other parts of bitcoin industry (e.g., events not directly related to blockchain can cause decline in the price of bitcoin).

Response. Please see the revised disclosure in response to Comments 20 and 21.

Comment 23. Please discuss blockchain risk. Disclose the risks and challenges posed by emergence of other blockchains that have some impact on bitcoin (such as the risks of smart contracts).

Response. Please see the revised disclosure in response to Comment 20 under the subheading “Blockchain Technology Risk.”

Comment 24. Disclose the fact that a number of venues where bitcoin and other digital assets are traded have closed because of fraud. Also disclose that there are those venues that have been operating out of compliance with regulation.

Response. Please see the revised disclosure in response to Comments 20 and 21.

Comment 25. Clarify that while the “Active Management Risk” applies to the Fund, it also applies to Bitcoin Futures ETFs.

Response. Please see the revised disclosure in response to Comment 20, which states in the prefatory paragraph that “Active Management Risk” applies to the Bitcoin Futures ETF.

Comment 26. Extend the disclosure under “Concentration Risk” to Bitcoin Futures ETFs.

Response. The Registrant has revised the disclosure as follows:

Concentration Risk. The Fund’s net asset value may fluctuate more than that of a fund that does not concentrate in Spot Bitcoin ETPs and Bitcoin Futures ETFs.

Comment 27. With respect to Wholly-Owned Subsidiary Risk, please disclose the risks associated with the Fund’s investment in the wholly-owned subsidiary at the end of a quarter end of the Fund’s tax year exceeding 25% of the assets of the Fund.

Response. The following disclosure has been added to the Wholly-Owned Subsidiary Risk section:

Exceeding this amount may have tax consequences. In order to qualify for the special tax treatment accorded a RIC and its shareholders, the Fund must derive at least 90% of its gross income for each taxable year from “qualifying income,” meet certain asset diversification tests at the end of each taxable quarter, and meet annual distribution requirements. The Fund’s pursuit of its investment strategy will potentially be limited by the Fund’s intention to qualify for such treatment and could adversely affect the Fund’s ability to so qualify. The Fund expects to gain exposure to bitcoin and generate qualifying income by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands. To comply with the asset diversification test applicable to a RIC, the Fund will limit its investments in such subsidiary to 25% of the Fund’s total assets at the end of each tax quarter. The Fund may, however, exceed this amount from time to time inadvertently or if the Adviser believes doing so is in the best interests of the Fund, provided, however, that the Fund intends to continue to comply with the asset diversification test applicable to RICs. If the Fund’s investments in the subsidiary were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund may no longer be eligible to be treated as a RIC. The Adviser will carefully monitor the Fund’s investments in the subsidiary to ensure that no more than 25% of the Fund’s assets are invested in the subsidiary at the end of each tax quarter. There are no assurances that the IRS will agree with the Fund’s calculation under the asset diversification test which could cause the Fund to fail to qualify as a RIC. If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and were ineligible to or were not to cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. In addition, in order to requalify for taxation as a RIC, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES

Comment 28. If the Fund contains a covered call strategy, the language should say “The call options strategy will include…” rather than “under certain circumstances.”

Response. As previously noted in response to Comment 8, the Registrant has revised the prospectus to clarify that the Fund’s strategy is a call options strategy rather than a covered call strategy.

Comment 29. Please discuss of the Fund plans to classify options for purposes of liquidity rule.

Response. The Registrant has assigned a Rule 22e-4 liquidity classification of bucket one (highly liquid) to Spot Bitcoin ETPs and Bitcoin Futures ETF options based on the reasonably anticipated trade size of the Fund and its ability to convert these investments into cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment. The Fund and the Fund’s adviser have a robust liquidity management program overseen by the Trust’s Chief Compliance Officer including monitoring for any issues that might adversely impact the Fund’s ability to meet redemption requests by Authorized Persons.

Comment 30. In the “Subsidiary” Disclosure, consider whether it is accurate to say that “The Cayman Subsidiary may invest without limitation indirectly in Bitcoin-related investments…” given that the Fund and subsidiary comply with the derivatives rule on a consolidated basis.

Response. The Registrant has revised the relevant disclosure as follows:

Unlike the Fund, the Subsidiary may invest without limitation in Spot Bitcoin ETPs, however, the Subsidiary will comply with the same 1940 Act derivatives rule requirements, when viewed on a consolidated basis with the Fund, with respect to its investments in derivatives and leverage.

The Registrant notes that the second clause of the disclosure qualifies the “without limitation” by stating that the Fund and Subsidiary will comply with the derivatives rule. The “without limitation” is referring to the Subsidiary’s ability to invest in Spot Bitcoin ETPs without having to adhere to the same restrictions regarding “qualifying income” under Subchapter M of the Internal Revenue Code.

RISK FACTORS

Comment 31. There is a “Wholly Owned Subsidiary Risk” and a “Subsidiary Risk.” Please consider consolidating these risks.

Response. The Registrant has removed “Subsidiary Risk.”

FEES AND EXPENSES

Comment 32. Please consider adding a footnote explaining that the fees and expenses reflect those of the Fund and CFC or a parenthetical sating that the management fees and other expenses are consolidated.

Response. The Registrant has revised the fee table as follows:

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.98%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses (2)	None
Total Annual Fund Operating Expenses	0.98%

(1)	“Other expenses” are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund’s net assets.
(2)	The expenses of the Fund’s wholly-owned subsidiary are consolidated with those of the Fund and are not presented as a separate expense.

Statement of Additional Information

INVESTMENT RESTRICTIONS AND POLICIES

Comment 33. In Fundamental Restriction #7, the disclosure should state that “the Fund will invest more than 25%...” rather than the Fund “may” invest.

Response. The Registrant has revised the disclosure as follows:

The Fund may not purchase any security if, as a result of that purchase, more than 25% of the Fund’s total assets would be invested in securities of issuers having their principal business activities in the same industry or group of industries except that the Fund will ~~may~~ invest more than 25% of its total assets in investments that provide exposure to Bitcoin and/or Bitcoin Futures. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

CREATION AND REDEMPTION OF CREATION UNITS

Comment 34. There may be costs involved with purchases and redemptions of creation units with cash rather than in kind. Please disclose that to the extent there are cash creations, there may be additional costs incurred such as brokerage or taxable gains/losses that would not be incurred if the redemptions were in kind.

Response. The Registrant has added the following disclosure under the subheading “Authorized Participant Risk” of “Exchange Traded Funds Risk” in the prospectus:

Additionally, purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it made a redemption in-kind, and therefore decrease the Fund's NAV to the extent not offset by a transaction fee payable by an AP.

TAXES

Comment 35. Please consider whether the disclosure under “PFIC Investments” is relevant given the strategy of the Fund.

Response. The Registrant has deleted disclosure related to PFIC investments.

Comment 36. Under the “Investment in Certain ETPs and Certain Direct Fund Investments” consider deleting the statement that the Fund may invest in ETPs that are not taxable as Registered Investment Companies under the Internal Revenue Code, as this does not appear to be consistent with the Fund’s strategy.

Response. The Registrant has deleted the statement that the Fund may invest in ETPs that are not taxable as Registered Investment Companies under the Internal Revenue Code.

Comment 37. Please revise the background disclosure in the SAI around bitcoin and bitcoin exposures of the Fund.

Response. The Registrant has revised the SAI disclosures as requested.

FOLLOW-UP COMMENTS (August 23, 2024)

Prospectus

Principal Investment Strategy

Comment 1. We note that the Fund's performance will depend materially on the market performance of an ETF that provides exposure to bitcoin. As it appears the Fund will have concentrated exposure to a bitcoin futures ETF. In addition to a brief description of that futures ETF, please disclose the name of the bitcoin futures ETF and provide the following:

(1) A statement that the bitcoin futures ETF is subject to the informational requirements of federal securities laws and in accordance therewith files reports and information with the SEC.

(2) A statement that the SEC maintains an internet site that contains reports and other information regarding the bitcoin futures ETF that files electronically with the SEC and provide the sec.gov address.

(3) Provide the name of national securities exchange of which bitcoin futures ETF are listed and associated ticker.

Response. The Registrant has enhanced its existing disclosure as shown below:

At the time of this prospectus, there is only one Bitcoin Futures ETF that is registered with the SEC under the 1940 Act— the ProShares Bitcoin ETF (ticker: BITO). BITO seeks investment results that correspond to the performance of Bitcoin through investments in Bitcoin futures contracts. BITO is subject to the informational requirements of federal securities laws and in accordance therewith files periodic reports and other information with the SEC. BITO’s prospectus and other information is available in the EDGAR database on the SEC’s website at www.sec.gov. BITO shares are listed on the NYSE Arca stock exchange.

Unlike the Bitcoin Spot ETPs, the Bitcoin Futures ETFs do not invest directly in Bitcoin. To the extent additional Bitcoin Futures ETFs are offered in the future, the Fund will only trade options on Bitcoin Futures ETFs that are registered with the SEC under the 1940 Act.

Comment 2. Please describe Bitcoin and the Bitcoin blockchain, relationship of Bitcoin to Bitcoin blockchain, and the use case that Bitcoin and Bitcoin blockchain have been designed to support. Also explain the tokenonomics of Bitcoin.

Response. The Registrant has added the following disclosure:

Description of Bitcoin

Bitcoin is a digital asset that operates on a decentralized network using blockchain technology to facilitate secure and anonymous transactions. Bitcoin represents a digital asset that functions as a medium of exchange utilizing cryptographic protocols to secure transactional processes, control the creation of additional units, and verify the transfer of assets. Its operation on a decentralized blockchain network ensures both transparency and immutability of records, without the need for a central authority. This innovative technology underpinning Bitcoin allows for peer-to-peer transactions and provides a framework for digital scarcity, making Bitcoin a unique investment commodity within the digital currency landscape.

Description of the Bitcoin Blockchain

The Bitcoin blockchain constitutes a decentralized, digital ledger technology that chronologically and publicly records all Bitcoin transactions. This technology is characterized by its use of blocks, which are structurally linked in a chain through cryptographic hashes. Each block contains a list of transactions that, once verified and added to the blockchain through a consensus process known as proof of work, becomes irreversible and tamper evident. The integrity, transparency, and security of the transactional data are maintained autonomously within the Bitcoin network, eliminating the necessity for central oversight and facilitating trust in a peer-to-peer system.

The Relationship between Bitcoin and Bitcoin Blockchain

Bitcoin is a digital currency that operates on the Bitcoin blockchain, a decentralized and cryptographic ledger system. The Bitcoin blockchain underpins the entire Bitcoin network, providing a secure and transparent mechanism for recording Bitcoin transactions. Each Bitcoin transaction is verified by network participants and permanently recorded on the Bitcoin blockchain, ensuring the integrity and traceability of the digital currency. Thus, while Bitcoin serves as a medium of exchange or store of value, the Bitcoin blockchain acts as the immutable record-keeping system that facilitates and authenticates the circulation and ownership of Bitcoin. This symbiotic relationship ensures that Bitcoin operates in a trustless and decentralized manner, with the Bitcoin blockchain maintaining the currency's history and scarcity.

Bitcoin and Bitcoin Blockchain Use Cases.

Bitcoin and the Bitcoin blockchain serve as innovative financial instruments within the digital economy, offering multiple use cases. However, their adoption has been limited. Key applications include:

•	Decentralized Transactions: Bitcoin facilitates peer-to-peer financial transactions globally without the need for intermediaries, reducing transaction costs and times. This feature makes it an attractive option for cross-border transfers and remittances.
•	Store of Value: Due to its limited supply and decentralized nature, Bitcoin is perceived as a digital alternative to traditional stores of value like gold, potentially serving as a hedge against inflation and currency devaluation.
•	Smart Contracts: While primarily associated with other blockchain platforms, the Bitcoin blockchain can execute smart contracts—self-executing contractual agreements with the terms directly written into code—thereby enabling automated and conditional transactions.
•	Asset Tokenization: The Bitcoin blockchain provides a platform for tokenizing assets, converting rights to an asset into a digital token on the blockchain. This can include real estate, stocks, or other forms of assets, enhancing liquidity and market efficiency.
•	Digital Identity Verification: Leveraging the security and immutability of the Bitcoin blockchain, companies can develop digital identity verification systems, enhancing privacy and reducing identity theft.

Comment 3. With respect to “(i) investing in exchange-traded spot Bitcoin ETPs (the “Spot Bitcoin ETPs") primarily through a controlled foreign corporation.” please either delete the qualifier “primarily” or disclose the other methods through which Fund will invest in other Spot Bitcoin ETPs. If there are other methods, explain supplementally how investing in Spot Bitcoin ETPs directly, as opposed to a foreign subsidiary, would not effect the Fund’s ability to qualify as a RIC under Subchapter M.

Response. The Fund may directly invest up to 10% of its total assets in Spot Bitcoin ETPs consistent with Subchapter M of the Internal Revenue Code, which requires, among other things, 90% of the Fund’s income to be “qualifying income.” The Registrant notes that the disclosure below is included in the principal strategy under the subheading “Spot Bitcoin ETPs.”

The Fund may also hold shares of the Spot Bitcoin ETPs directly, consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies.

Comment 4. Please supplementally explain why the sentence “The Spot Bitcoin ETPs will also be used as collateral for the Fund’s options positions” was deleted.

Response. The sentence was deleted due to the addition of the disclosure noting that U.S. Government securities would be used as collateral. That said, the Fund may use Spot Bitcoin ETPs as collateral to the extent that invests in the ETPs directly. Accordingly, the disclosure has been revised as follows:

When writing options, the Fund is required to post collateral to assure its performance to the option buyer. The Fund will hold U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury, as collateral. To the extent that the Fund directly invests in Spot Bitcoin ETPs (i.e., not through the Subsidiary), the Spot Bitcoin ETPs may also be eligible to be used as collateral.

Comment 5. “Unlike the Fund, the Subsidiary will invest in Spot Bitcoin ETPs.” Please use the word "directly" in Spot Bitcoin ETPs and if the Fund will invest directly, then consider revising the sentence.

Response. The disclosure has been revised as follows:

“Unlike the Fund, the Subsidiary ~~will~~ may invest without limitation in Spot Bitcoin ETPs; however, the Subsidiary will comply with the same derivatives rule requirements under the Investment Company Act of 1940, as amended…”

Comment 6. “Although the Fund name policy sets forth the Fund’s minimum exposure to Spot Bitcoin ETPs and/or options on Bitcoin Futures ETFs, the Fund anticipates that up to 100% of its net assets will be invested in Spot Bitcoin ETPs, and the options overlay strategy may be up to 100% of the notional value of the Spot Bitcoin ETPs that are held as collateral for the options.” Please explain why this was deleted.

Response. The Registrant notes that this was deleted because the strategy has been refined and the disclosure was no longer accurate.

Principal Risks.

Comment 7. Under Bitcoin Risk, please also disclose that the whales have the ability to manipulate the price of Bitcoin.

Response. The disclosure has been revised as follows:

Transactions of these holders may significantly influence the price of Bitcoin.

Comment 8. “The Bitcoin Futures ETFs and Spot Bitcoin ETPs may also be negatively impacted by regulatory enforcement actions against the digital asset trading venues upon which bitcoin trades.” Please clarify that the venues on which Bitcoin trade are or have been subject to enforcement actions of regulatory authorities.

Response. The disclosure has been revised as follows:

“The digital asset trading venues upon which Bitcoin trades have been subject to enforcement actions by regulatory authorities, and t~~T~~he Bitcoin Futures ETFs and Spot Bitcoin ETPs may ~~also~~ be negatively impacted by such regulatory enforcement actions ~~against the digital asset trading venues upon which bitcoin trades~~.”

Comment 9. Under Concentration Risk, clarify that this risk is associated with investing more than 25% in Bitcoin or Bitcoin futures.

Response. The risk disclosure has been revised as follows:

Concentration Risk. Because the Fund invests more than 25% of its assets in Spot Bitcoin ETPs and options on Bitcoin Futures ETFs, ~~T~~the Fund’s net asset value may fluctuate more than that of a fund that does not concentrate in Spot Bitcoin ETPs and options on Bitcoin Futures ETFs.

Comment 10. Explain why the latter portion of “Rolling Options Contract Risk” disclosure was deleted and re-insert such disclosure if applicable.

Response. The Registrant notes that the disclosure still existed in the Item 9 disclosures and was only deleted from the Item 4 summary risk disclosure. The disclosure has been re-inserted in the Item 4 disclosure as requested.

Miscellaneous

Comment 11. The original Comment #5 was to “[s]tate that the Bitcoin Futures ETFs in which the Fund invests will invest in standardized cash settled Bitcoin contracts that are only traded on commodities exchanges registered with the CFTC (e.g., the CME).” Please disclose that as of the date of the prospectus, it is only the CME.

Response. The disclosure under the subheading “Additional Information About the Bitcoin Futures ETF” has been revised as follows:

“The Bitcoin futures contracts held by the Bitcoin Futures ETF are standardized, cash-settled Bitcoin futures contracts traded on commodity exchanges registered with the CFTC. As of the date of this prospectus, the futures contracts are only traded on the CME Globex electronic trading platform.”

FOLLOW-UP COMMENTS (September 25, 2024)

Comment 1. With regard to BITO, please revise to reflect that the name of the fund is ProShares Bitcoin Strategy ETF rather than ProShares Bitcoin ETF.

Response. The Registrant notes that as of September 27, 2024, the name of the fund changed from ProShares Bitcoin Strategy ETF to ProShares Bitcoin ETF.

Comment 2. The disclosure about Bitcoin Blockchain states that “[e]ach block contains a list of transactions that, once verified and added to the blockchain through a consensus process known as proof of work, becomes irreversible and tamper evident.” Please refrain from characterizing the blockchain as absolutely irreversible, even though the blockchain has never been hacked. In this regard, the Staff notes that the blockchain relies on probabilistic settlement finality and not deterministic settlement finality such that the users of bitcoin and blockchain generally do not view settlement of transaction as being secure or irreversible until five additional blocks are included in blockchain, a process that takes approximately one hour.

Response. The disclosure has been revised as follows:

Each block contains a list of transactions that, once verified and added to the blockchain through a consensus process known as proof of work, become~~s~~ extremely difficult to ~~irreversible~~ reverse and tamper ~~evident~~ with.

Comment 3. In the subsection entitled “Bitcoin and Bitcoin Blockchain Use Cases,” please disclose that the Bitcoin blockchain and Bitcoin were specifically designed to be used as a general-purpose alternative payment system. The Staff notes that while Bitcoin may be an attractive option for cross border transmittances, presently, it is not widely used this way.

Response. The disclosure has been revised as follows:

Bitcoin and Bitcoin Blockchain Use Cases.

Although the Bitcoin blockchain and its native crypto asset, Bitcoin, were specifically designed to be used as a general-purpose alternative payment system, both Bitcoin and the Bitcoin blockchain serve as innovative financial instruments within the digital economy, offering multiple use cases. However, their adoption has been limited. Key applications include:

Decentralized Transactions: Bitcoin facilitates peer-to-peer financial transactions globally without the need for intermediaries, reducing transaction costs and times. This feature makes it an attractive option for cross-border transfers and remittances, although Bitcoin is not widely used in this manner at present.

Comment 4. In the subsection entitled “Bitcoin and Bitcoin Blockchain Use Cases,” please clarify that the applications listed under Asset Tokenization are extremely limited and/or speculative. Please also disclose that unlike the scripting language of blockchain platforms such as Ethereum, the scripting language of the Bitcoin blockchain is not Turing-complete and therefore is much more limited in the types of smart contracts and potential applications it can support.

Response. The disclosure has been revised as follows:

Smart Contracts: While primarily associated with other blockchain platforms, the Bitcoin blockchain can execute smart contracts—self-executing contractual agreements with the terms directly written into code—thereby enabling automated and conditional transactions. However, unlike the scripting language of blockchain platforms such as Ethereum, the scripting language of the Bitcoin blockchain is not Turing-complete and therefore is much more limited in the types of smart contracts and potential applications it can support. Please see “Bitcoin Risk” for additional information about the Ethereum network compared to the Bitcoin blockchain.

Asset Tokenization: The Bitcoin blockchain provides a platform for tokenizing assets, converting rights to an asset into a digital token on the blockchain. This can include real estate, stocks, or other forms of assets, enhancing liquidity and market efficiency. Currently, these applications are extremely limited and/or speculative.

Comment 5. The Staff reiterates it request to disclose that the whales have the ability to manipulate the price of Bitcoin.

Response. The disclosure has been revised as follows:

Transactions of these holders may have the ability to manipulate ~~influence~~ the price of bitcoin.

Comment 6. Please revise the disclosure “[u]nlike the Fund, the Subsidiary may invest without limitation in Spot Bitcoin ETPs...” to state that the Subsidiary may directly invest without limitation…

Response. The disclosure has been revised as follows:

Unlike the Fund, the Subsidiary may directly invest without limitation in Spot Bitcoin ETPs;

Comment 7, Given there is a coinbase derivatives exchange, the Registrant may revise the disclosure stating that the futures contracts are only traded on the CME Globex electronic trading platform to reflect that the futures contracts are only traded on U.S. regulated exchanges.

Response. The disclosure has been revised as follows:

As of the date of this prospectus, the futures contracts are only traded on ~~the CME Globex electronic trading platform~~ regulated U.S. exchanges.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench